

Mail Stop 3561

July 15, 2016

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response Filed July 5, 2016**
> **File No. 1-33422**

Dear Mr. Montero:

We have reviewed your July 5, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our June 24, 2016 letter.

2. Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. We have reviewed your response to comment 1 and Pampa Energy's related submission filed on July 5, 2016. We do not agree with your proposal to prospectively correct the error in the next Edenor and Pampa Forms 20-F. Accordingly, please amend your most recent Forms 20-F to restate the financial statements in these filings.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products